EXHIBIT 12

ORIENT-EXPRESS HOTELS LTD. AND SUBSIDIARIES

Computation of Ratios of Earnings to Fixed Charges

	Year ended December 31,
	2004	2005	2006	2007	2008
	(Dollars in thousands, except ratios)

(Loss)/earnings before income taxes	$24,960	$34,327	$35,486	$49,465	$(22,595)

Distributed interest income from unconsolidated companies	1,986	4,021	7,169	7,476	6,240
Add back dividends received	—	624	—	1,763	3,840
Impairments on equity method investment	—	—	—	—	22,992
Total earnings before income taxes	$26,946	$38,972	$42,655	$58,704	$10,477

Fixed charges: Interest	$22,515	$31,640	$42,454	$50,232	$56,734
Amortization of finance costs	2,276	2,845	5,580	3,243	3,103
Interest on guaranteed indebtedness	—	—	—	—	—

Total interest	24,791	34,485	48,034	53,475	59,837

Interest factor of rent expense	572	637	692	1,422	3,011

Total fixed charges	25,363	35,122	48,726	54,897	62,848

Capitalized interest	1,708	448	1,735	5,619	7,628

Fixed charges (excluding capitalized interest)	$23,655	$34,674	$46,991	$49,278	$55,220

Earnings before fixed charges (excluding capitalized interest) and income taxes	$50,601	$73,646	$89,646	$107,982	$65,697

Ratio of earnings to fixed charges	2.0	2.1	1.8	2.0	1.0

Deficiency in earnings to cover fixed charges	$—	$—	$—	$—	$—